June 5, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attention: Mr. John P. Nolan

Re:	Ameris Bancorp

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 13, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007

File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from John P. Nolan to the undersigned dated May 18, 2007. For the Staff’s convenience, our responses to your comments are included herein and referenced according to the following key:

Form 10-K, filed March 13, 2007 (the “Annual Report”)

Comment 1 – Inconsistency between footnote and Annual Report disclosures

•	General response to Comment 1 – page 3

•	Changes to financial statement footnote disclosure in future filings – page 3

•	Changes to Annual Report disclosures regarding the allowance for loan losses in future filings – page 4

Comment 2 – Explanation for large fluctuations in the allocation of the allowance for loan losses.

•	General response to Comment 2 – page 5

Footnote 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies – revised for future filings – page 6

Annual Report, Management’s Discussion and Analysis (regarding the allowance for loan losses) – revised for future filings – page 7

Tabular presentation of the allocation of the allowance for loan losses – revised for future filings, including prior period allocations – page 8

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any comments or questions regarding the Annual Report or this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr. President & CEO

Comment 1 – Question concerning apparent inconsistencies between the Company’s Annual Report disclosures and financial statement footnotes as to the accounting for the reserve for loan losses.

Management has determined after reviewing our filings that our footnote disclosures and our Annual Report disclosures may appear to be inconsistent in some respects in the manner in which we define our policies and the manner in which we further explain management’s methodology and process for determining the needed level of loan loss reserve and that this could be potentially confusing:

Footnotes to financial statements – This correctly points out that the methodology in place is one where management estimates inherent losses in the portfolio through the use of both qualitative and quantitative data. This disclosure notes the use of historical loss rates as one piece of quantitative data but attempts to downplay its prominence in management’s determinations as other information, quantitative and qualitative, are the primary factors utilized in determining the required level of the reserve. This policy statement is intended to be a broad outline of the Company’s policy and adherence to generally accepted accounting principles. In future filings, the ambiguities with the footnote disclosure will be better stated in layman’s terms to describe the manner in which the Company determines its reserve.

Disclosures in Annual Report – This set of disclosures was intended to provide the reader with more insight into the manner in which the Company applies the accounting policies surrounding the allowance for loan losses, including insight into the collection and analysis of data used in determining the estimates needed for the reserve calculation. Management has reviewed these disclosures in light of the Commission’s comments and agrees that the disclosure is potentially confusing when read in conjunction with the footnote disclosure. These disclosures place unintended emphasis on the use of anticipated loss rates, which are only a minor factor in the determination of the necessary reserve. Management has reviewed past annual filings (for the year ended 12/31/2001 through the present) and found that the Company has included that same statement in each such filing. In future filings, we will expand the disclosures to include all significant factors utilized by management in the determination of the reserve for the period reporting and will further expand the disclosures to discuss any changes in significant factors used from period to period. We do agree that the disclosures seem to focus an inordinate level of attention on the use of historical loss rates in the portfolio as a factor of more significance than we intended.

Complete disclosures are presented as exhibits to this response with the following proposed changes included. Future filings will include the following changes:

Footnotes to the financial statements:

•

Management intends to remove the portions in the fourth paragraph concerning “unallocated components” of the allowance for loan losses. As it is today, the Company does not manage the reserve with an unallocated component related to levels of imprecision in the calculation. The allowance is determined solely through the use of specific and general components.

•

In the same paragraph, management intends to revise the language concerning the general component such that a reader would understand that while historical loss experience is a component, other qualitative data is used to determine the amount of inherent losses associated with each grade in the general calculation.

•	Other modifications to the second paragraph modify certain words to improve the readability of the policy statement without changing the substance of the policy itself.

Disclosures concerning the allowance in Annual Report:

•

Management intends to remove the sentence stating that “Allowances are provided for other types and classifications of loans based on anticipated loss rates.” This statement references loans that do not carry a specific allocation (all impaired loans and some classified loans) and would thus be included in the general allocation calculation. Future filings will be clear that general allocations are determined using an inherent loss methodology and considers significantly more data than historical loss percentages alone.

•

Remove the sentence stating that “Allowances are also provided for loans that are reviewed by management and considered creditworthy and loans for which management determines no review is required.” Management believes that this statement could confuse the reader and wants to be consistent stating that allowances are determined only through specific or general methods discussed earlier.

•	In the same paragraph, management intends to further discuss the reason by which specific reserves are needed and the methodology used to determine these amounts.

•	Added language stressing the need for important qualitative data to make necessary adjustments to historical loss rates in the loan portfolio.

•

Change the number of risk ratings from seven to eight. The Company uses four pass ratings and four classified/criticized ratings. During 2006, the Company added an additional pass grade but failed to make the change to the Annual Report. This will be properly reflected in all future filings.

•	Added language stating that loan risk ratings are subject to review by internal and external loan review staff.

Comment 2 – Comment regarding the Company’s tabular presentation of the allocation of the reserve for loan losses.

Management has reviewed data and filings for all years presented in this table (2002 through 2006). The Company’s internal methodology for allocating the allowance for loan losses across various loan types has been consistent during the period 2002 – 2006. However, our tabular presentation for years 2002 through 2005 did not accurately reflect this internal methodology. Current filings are considered to be correct and accurately portray the Company’s methodology with respect to the December 31, 2006 allowance allocation. Future filings will properly allocate the reserve for all periods presented based on the Company’s methodology. A corrected tabular presentation of the allocation of the allowance for loan losses is presented as an exhibit to this response and reflects management’s consistent methodology for allocating the reserve based on our assessment of risk profiles for each loan category presented.

During 2006, management spent considerable time evaluating the allowance for loan losses in conjunction with policy statements from regulatory bodies such as the Federal Reserve, particularly in light of the industry’s growing concentration in construction loans and commercial real estate and the growing concern of the valuation of these assets. The Company has had significant growth in loans secured by real estate, and as we prepared the 2006 disclosure in question, it became evident that past calculations underestimated the portion of the allowance allocable to real estate loans. Because of time constraints and the breadth of data to be reviewed and recalculated, management was not able to correct prior periods before the filing deadline but underwent the process necessary to prepare this data for future filings and has since concluded this effort. All future filings will include the updated data as presented on page 8.

Footnote 1 to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for Loan Losses (amended disclosure for future filings)

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a monthly basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the concentrations and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to revision as more current information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors such as current loan quality trends, economic conditions and factors in the markets where the Bank operates.

Annual Report

Management’s Discussion and Analysis

Revised disclosure for future filings including Management’s changes in response to comments in letter dated May 18, 2007.

Allowance and Provision For Loan Losses

The allowance for loan losses represents a reserve for inherent losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due and other loans that management believes might be potentially impaired or warrant additional attention. We segregate our loan portfolio by type of loan and utilize this segregation in evaluating exposure to risks within the portfolio. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, we further segregate our loan portfolio by loan grades based on an assessment of risk for a particular loan or group of loans. Certain reviewed loans are assigned specific allowances when a review of relevant data determines that a general allocation is not sufficient or when the review affords management the opportunity to fine tune the amount of exposure in a given credit. In establishing allowances, management considers historical loan loss experience but adjusts this data with a significant emphasis on data such as current loan quality trends, current economic conditions and other factors in the markets where the Bank operates. Factors considered include among others, current valuations of real estate in our markets, unemployment rates, the effect of weather conditions on agricultural related entities and other significant local economic events, such as major plant closings.

We have developed a methodology for determining the adequacy of the loan loss reserve which is monitored by the Company’s Senior Credit Officer and internal audit staff. Procedures provide for the assignment of a risk rating for every loan included in our total loan portfolio, with the exception of credit card receivables and overdraft protection loans which are treated as pools for risk rating purposes. The risk rating schedule provides eight ratings of which four ratings are classified as pass ratings and four ratings are classified as criticized ratings. Each risk rating is assigned a percent factor to be applied to the loan balance to determine the adequate amount of reserve. Many of the larger loans require an annual review by an independent loan officer and are often reviewed by independent third parties. As a result of these loan reviews, certain loans may be assigned specific reserve allocations. Other loans that surface as problem loans may also be assigned specific reserves. Past due loans are assigned risk ratings based on the number of days past due. Risk ratings are subject to periodic review by internal and external loan review staff.

The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes the allowance can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

Annual Report

Management’s Discussion and Analysis

Tabular presentation of the Allocation of the Allowance for Loan Losses

Revised disclosure for future filings showing additional loan detail and revised numbers for the year 2002-2005 that reflect management’s actual methodology for allocating allowances across various loan types.

	At December 31,
	2006		2005		2004		2003		2002
	(Dollars in Thousands)
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial, financial, industrial and agricultural	$3,319	13%	$4,126	14%	$2,565	16%	$2,066	16%	$2,533	19%
Commercial R/E	12,394	55	11,208	54	7,129	51	7,544	50	7,249	45

Total Commercial	15,713	68	15,334	68	9,694	67	9,610	66	9,782	64

Residential R/E	2,299	10	2,568	12	1,900	14	2,141	16	2,165	17
Agricultural R/E	1,331	6	1,356	7	1,070	7	884	7	860	7
Construction	3,599	11	1,270	6	553	4	364	3	204	2
Consumer Installment	1,073	5	1,486	7	1,045	8	1,226	8	1,247	10
Unallocated	848		280		1,231		738		610

	$24,863	100%	$22,294	100%	$15,493	100%	$14,963	100%	$14,868	100%